Exhibit (a)(1)(D)
Form of Confirmation Email to Eligible Employees
Option Repricing Program
Sonder has received your election via Sonder’s Offer website by which you elected to accept or reject Sonder’s offer to reprice certain outstanding stock options (the “Offer”) with respect to some or all of your outstanding option grants, subject to the terms and conditions of the Offer.
Your election has been recorded as follows:
Name:
Employee ID:
Date and Time:

Grant Date	Option Type	Per Share Exercise Price	Shares Underlying Option Grant*	Vested as of 11/15/2022	Unvested as of 11/15/2022	Election

* This column displays the number of shares of our common stock subject to the option grant as of November 15, 2022 (assuming no exercise or early termination occurs, through November 15, 2022).
Please refer to the Offer documents, including Section 9 of the Offer to Reprice Eligible Stock Options, for additional terms that may apply to repriced option grants.
If you change your mind regarding your election, you may change your election to accept or reject the Offer with respect to some or all of your option grants by submitting a new election. The new election must be delivered via Sonder’s Offer website at www.myoptionexchange.com, no later than the expiration date of the Offer, currently expected to be 9:00 p.m., Pacific Time, on November 15, 2022.
Please note that you may make an election with regard to any option grant shown on the Offer website, but only options that are eligible options on the repricing date will be repriced on the repricing date.
Only elections that are properly completed, electronically signed, dated and actually received by Sonder via the Offer website at www.myoptionexchange.com on or before the expiration date of the Offer will be accepted. Elections submitted by any other means, including hand delivery, interoffice, email, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have any questions, please direct them to Sonder’s Stock Administration team by email at stockadmin@sonder.com.
Please note that our receipt of your election is not by itself an acceptance of your options for repricing. For purposes of the Offer, we will be deemed to have accepted options for repricing that are validly elected to be repriced and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for repricing. We may issue this notice of acceptance by press release, email or other form of communication. Options accepted for repricing will be amended on the repricing date, which we presently expect will be November 15, 2022.
This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Reprice Eligible Stock Options; (2) the launch email from Ruby Alexander, Sonder’s Deputy General Counsel, dated October 18, 2022, announcing the Offer; and (3) the election terms and conditions, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Sonder’s Offer website at www.myoptionexchange.com, or by contacting Sonder’s Stock Administration team by email at stockadmin@sonder.com.